SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Mesa Royalty Trust
(Name of Issuer)

Units of Beneficial Interest
(Title of Class of Securities)

590660106
(Cusip Number)

J. Taylor Crandall
201 Main Street, Suite 3100
Fort Worth, Texas 76102
(817) 390-8500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2001
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of units reported herein is 811,200 units, which constitutes approximately 43.5% of the total number of units outstanding.  All ownership percentages set forth herein assume that there are 1,863,590 units outstanding.

1.     Name of Reporting Person:

        Alpine Capital, L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /    /

          (b) / X /

3.     SEC Use Only

4.     Source of Funds: WC

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                  7.     Sole Voting Power: 761,416 (1)
Number of
Units
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: 761,416 (1)
Person
With
                  10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         761,416

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

         /   /

13.     Percent of Class Represented by Amount in Row (11):  40.9%

14.     Type of Reporting Person: PN

------------
(1)     Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.     Name of Reporting Person:

        Robert W. Bruce III

2.     Check the Appropriate Box if a Member of a Group:

        (a) /    /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

       /   /

6.     Citizenship or Place of Organization: USA

                  7.     Sole Voting Power: -0-
Number of
Units
Beneficially      8.     Shared Voting Power: 811,200 (1)
Owned By
Each
Reporting         9.     Sole Dispositive Power: -0-
Person
With
                  10.     Shared Dispositive Power: 811,200 (1)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         811,200 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

         /   /

13.     Percent of Class Represented by Amount in Row (11):  43.5%

14.     Type of Reporting Person: IN
-------------
(1)     Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 761,416 units, and in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over units owned by The Anne T. and Robert M. Bass Foundation, with respect to 49,784 units.

1.     Name of Reporting Person:

        Algenpar, Inc.

2.     Check the Appropriate Box if a Member of a Group:

        (a) /    /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

        /   /

6.     Citizenship or Place of Organization: Texas

                  7.     Sole Voting Power: -0-
Number of
Units
Beneficially      8.     Shared Voting Power: 761,416 (1)(2)
Owned By
Each
Reporting         9.     Sole Dispositive Power: -0-
Person
With
                  10.     Shared Dispositive Power: 761,416 (1)(2)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         761,416 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

         /   /

13.     Percent of Class Represented by Amount in Row (11):  40.9%

14.     Type of Reporting Person: CO

------------
(1)     Power is exercised through its President, J. Taylor Crandall.
(2)     Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.     Name of Reporting Person:

        J. Taylor Crandall

2.     Check the Appropriate Box if a Member of a Group:

        (a) /    /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

        /   /

6.     Citizenship or Place of Organization: USA

                  7.     Sole Voting Power: -0-
Number of
Units
Beneficially      8.     Shared Voting Power: 811,200 (1)
Owned By
Each
Reporting         9.     Sole Dispositive Power: -0-
Person
With
                  10.     Shared Dispositive Power: 811,200 (1)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         811,200 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

         /   /

13.     Percent of Class Represented by Amount in Row (11): 43.5%

14.     Type of Reporting Person: IN
------------
(1)     Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 761,416 units, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation, with respect to 49,784 units.

1.     Name of Reporting Person:

        The Anne T. and Robert M. Bass Foundation

2.     Check the Appropriate Box if a Member of a Group:

        (a) /    /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds: WC

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Texas

                  7.     Sole Voting Power:  49,784 (1)
Number of
Units
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  49,784 (1)
Person
With
                  10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         49,784

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  2.7%

14.     Type of Reporting Person: CO
------------
(1)     Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce III in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over units owned by The Anne T. and Robert M. Bass Foundation.

1.     Name of Reporting Person:

        Anne T. Bass

2.     Check the Appropriate Box if a Member of a Group:

        (a) /    /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

        /   /

6.     Citizenship or Place of Organization: USA

                  7.     Sole Voting Power: -0-
Number of
Units
Beneficially      8.     Shared Voting Power:  49,784 (1)
Owned By
Each
Reporting         9.     Sole Dispositive Power: -0-
Person
With
                  10.     Shared Dispositive Power:  49,784 (1)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         49,784 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  2.7%

14.     Type of Reporting Person: IN

------------
(1)     Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

1.     Name of Reporting Person:

        Robert M. Bass

2.     Check the Appropriate Box if a Member of a Group:

        (a) /    /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

        /   /

6.     Citizenship or Place of Organization: USA

                  7.     Sole Voting Power: -0-
Number of
Units
Beneficially      8.     Shared Voting Power:  49,784 (1)
Owned By
Each
Reporting         9.     Sole Dispositive Power: -0-
Person
With
                  10.     Shared Dispositive Power:  49,784 (1)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         49,784 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  2.7%

14.     Type of Reporting Person: IN

------------
(1)     Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated June 25, 1993, as amended by Amendment No. 1 dated February 24, 1994, Amendment No. 2 dated August 30, 1994, Amendment No. 3 dated August 10, 1995, Amendment No. 4 dated November 10, 1995, Amendment No. 5 dated December 15, 1995, Amendment No. 6 dated January 8, 1996, Amendment No. 7 dated February 22, 1996, Amendment No. 8 dated May 15, 1996, Amendment No. 9 dated July 19, 1996 Amendment No. 10 dated October 22, 1998, Amendment No. 11 dated November 9, 1998, Amendment No. 12 dated March 22, 1999, Amendment No. 13 dated June 16, 1999, Amendment No. 14 dated July 29, 1999 and Amendment No. 15 dated February 2, 2000 (as amended, the "Schedule 13D"), relating to the Units of Beneficial Interest of Mesa Royalty Trust.

Item 1.     SECURITY AND ISSUER.

No material change.

Item 2.     IDENTITY AND BACKGROUND.

No material change.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended in its entirety as follows:

The source and amount of the funds used by the Reporting Persons to purchase Units are as follows:

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
Alpine	Working Capital(1)	$31,487,017.16(2)
Bruce	Not Applicable	Not Applicable
Algenpar	Not Applicable	Not Applicable
Crandall	Not Applicable	Not Applicable
Foundation	Working Capital(1)	$ 2,012,398.54(3)
A. Bass	Not Applicable	Not Applicable
R. Bass	Not Applicable	Not Applicable

(1)  As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general.  None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

(2)  This figure represents the total amount expended by Alpine for all purchases of the Stock without subtracting sales; therefore, such figure does not represent Alpine's net investment in the Stock.  Alpine's net investment in the Stock is $30,399,937.34.
(3)  This figure represents the total amount expended by Foundation for all purchases of the Stock without subtracting sales; therefore, such figure does not represent Foundation's net investment in the Stock.  Foundation's net investment in the Stock is $1,927,976.36.

Item 4.     PURPOSE OF TRANSACTION.

No material change.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

ALPINE

The aggregate number of Units that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 761,416, which constitutes approximately 40.9% of the outstanding Units.

BRUCE

Because of his position as one of two general partners of Alpine and as principal of Bruce Management (which has shared investment discretion over the Units owned by the Foundation), Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 811,200 Units, which constitutes approximately 43.5% of the outstanding Units.

ALGENPAR

Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 761,416 Units, which constitutes approximately 40.9% of the outstanding Units.

CRANDALL

Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, and a director of Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 811,200 Units, which constitutes approximately 43.5% of the outstanding Units.

FOUNDATION

The aggregate number of Units that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 49,784, which constitutes approximately 2.7% of the outstanding Units.

A. BASS

Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 49,784 Units, which constitutes approximately 2.7% of the outstanding Units.

R. BASS

Because of his position as a director of Foundation, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 49,784 Units, which constitutes approximately 2.7% of the outstanding Units.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Units.

(b)

ALPINE

Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 761,416 Units.

BRUCE
As one of two general partners of Alpine, Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 761,416 Units.  As principal of Bruce Management (which exercises shared investment discretion over the Units owned by the Foundation), Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 49,784 Units.

ALGENPAR

As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 761,416 Units.

CRANDALL

As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 761,416 Units.  As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 49,784 Units.

FOUNDATION

Acting through its three directors and Bruce (as principal of Bruce Management which exercises shared investment discretion over the Units owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 49,784 Units.

A. BASS

As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 49,784 Units.

R. BASS

As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 49,784 Units.

(c) During the past 60 days, the Reporting Persons have sold Units in open market transactions on the New York Stock Exchange as follows:

REPORTING		NO. OF	PRICE PER
PERSON	DATE	SHARES SOLD	SHARE
Alpine	03/07/01	4,100	$54.36
Alpine	03/08/01	2,500	54.34
Alpine	03/09/01	1,600	55.95
Alpine	03/12/01	2,200	55.70
Alpine	03/13/01	1,900	56.05
Alpine	03/14/01	2,400	56.44
Alpine	03/19/01	500	55.40
Alpine	03/23/01	3,000	55.74
Alpine	03/26/01	300	55.95
Foundation	03/26/01	1,000	55.95
Alpine	03/27/01	1,100	56.95
Foundation	03/27/01	500	56.95

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Units during the past 60 days.

(d)- (e)

No material change.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: March 28, 2001

ALPINE CAPITAL, L.P.

By: /s/ Robert W. Bruce III
Robert W. Bruce III,
Manager

/s/ Robert W. Bruce
ROBERT W. BRUCE III

ALGENPAR, INC.

By: /s/ J. Taylor Crandall
J. Taylor Crandall,
President

/s/ J. Taylor Crandall
J. TAYLOR CRANDALL

/s/ W. R. Cotham
W. R. Cotham,
Attorney-in-Fact for:

THE ANNE T. AND ROBERT M.
BASS FOUNDATION (1)
ANNE T. BASS (2)
ROBERT M. BASS (3)

(1)      A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.
(2)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.
(3)      A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.